UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Puxin Limited

(Name of Issuer)
Ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)
74704P108**

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 74704P108 has been assigned to the American Depositary Shares of the Issuer, which are listed on the New York Stock Exchange under the symbol "NEW". Each American Depositary Share represents 2 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74704P108	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Serenity Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.68%**
12		TYPE OF REPORTING PERSON IA

*The number of shares includes 12,500,000 Ordinary Shares issuable upon conversion of a convertible note of the Issuer held by Serenity Investment Master Fund Limited.

**Percentage calculated based on 174,730,340 Ordinary Shares issued and outstanding as of June 30, 2021 as reported by the Issuer, and the 12,500,000 Ordinary Shares issuable upon conversion of a convertible note  of the Issuer held by Serenity Investment Master Fund Limited.

CUSIP No. 92462J103	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Serenity Investment Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,500,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,500,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.68%**
12		TYPE OF REPORTING PERSON CO
*The number of shares includes 12,500,000 Ordinary Shares issuable upon conversion of a convertible note of the Issuer held by Serenity Investment Master Fund Limited.
**Percentage calculated based on 174,730,340 Ordinary Shares issued and outstanding as of June 30, 2021 as reported by the Issuer, and the 12,500,000 Ordinary Shares issuable upon conversion of a convertible note  of the Issuer held by Serenity Investment Master Fund Limited

CUSIP No. 74704P108	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Puxin Limited

(b) Address of Issuer’s Principal Executive Offices

5/F, Building 4, Dingjun Building

75 Suzhou Street, Haidian District

Beijing, 100080

People’s Republic of China

Item 2.	(a) Name of Person Filing

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Serenity Capital LLC - A registered investment adviser and the manager of Serenity Investment Master Fund Limited.

(ii) Serenity Investment Master Fund Limited

(b) Address of Principal Business Office, or, if none, Residence

The principal address of each of the Reporting Persons is c/o Serenity Capital LLC, 530 Lytton Avenue, Suite 200, Palo Alto, California 94301.

(c) Citizenship

(i) Serenity Capital LLC - Delaware, US

(ii) Serenity Investment Master Fund Limited - Cayman Islands

(d) Title of Class of Securities

Ordinary shares, par value US$0.00005 per share

(e) CUSIP No.:

74704P108*

*There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 74704P108 has been assigned to the American Depositary Shares of the Issuer, which are listed on the New York Stock Exchange under the symbol "NEW". Each American Depositary Share represents 2 Ordinary Shares.

CUSIP No. 74704P108	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 74704P108	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Serenity Capital LLC and Serenity Investment Master Fund Limited Ownership as of December 31, 2021.

(a) Amount beneficially owned: 12,500,000*

(b) Percent of class: 6.68%**

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 12,500,000*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 12,500,000*

*The number of shares includes 12,500,000 Ordinary Shares issuable upon conversion of a convertible note of the Issuer held by Serenity Investment Master Fund Limited.

**Percentage calculated based on 174,730,340 Ordinary Shares issued and outstanding as of June 30, 2021 as reported by the Issuer, and the 12,500,000 Ordinary Shares issuable upon conversion of a convertible note  of the Issuer held by Serenity Investment Master Fund Limited.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74704P108	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Serenity Capital LLC

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Manager

Serenity Investment Master Fund Limited

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

CUSIP No. 74704P108	SCHEDULE 13G/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2022

Serenity Capital LLC

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Manager

Serenity Investment Master Fund Limited

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director